December 17, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Altegris Fixed Income Long/Short Fund

Dear Mr. Grzeskiewicz:

On September 24, 2012, Northern Lights Fund Trust (the “Registrant”), on behalf of the Altegris Fixed Income Long/Short Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 417 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  You provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

FUND SUMMARY

1.

In your response, please confirm that the Fund will not incur any acquired fund fees and expenses (“AFFE”).

RESPONSE:

Registrant confirms that it does not expect to incur acquired fund fees and expenses ("AFFE") of greater than 0.01%, and if it does, it will include such AFFE in the Expense Table.

2.

Footnote 2 to the fee table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE:

The Registrant confirms that it will file the fee waiver and expense reimbursement agreement as an exhibit to the registration statement.  Registrant has revised the prospectus to reflect the fact that the agreement will remain in effect for at least one year from the effective date of the Registration Statement.

POTENTIAL NAME PROBLEM:

3.

Please address whether total return is an appropriate  investment objective for a fixed income fund.  Please address whether the fund’s name is misleading under Rule 35d-1.

RESPONSE:

Upon review of the Fund’s investment strategy, the Registrant believes that an investment objective of “. . . total return . . .” is consistent with the Fund’s investments in fixed income securities because fixed income securities provide both (1) income from interest and/or dividend payments and (2) potential for capital appreciation from an increase in price on long positions, or a decrease in price for short positions, as applicable.  Taken together, income and capital appreciation will be two primary elements of the Fund’s total return, both of which are also referenced in the investment objective.  Therefore, Registrant does not believe the Fund name is misleading.

PRINCIPAL INVESTMENT STRATEGIES:

4.

Please describe how the adviser will decide to take a short position in a security.  Specifically, will the decision be made with respect to individual securities, entire positions or with respect to the portfolio as a whole?

RESPONSE:

Various sub-advisers of the Fund may short securities and positions in accordance with their own investment strategies, and a description of the methods by which the current sub-adviser will execute its short strategies, and future sub-advisers, is or will be included within the portfolio disclosure, in each case with respect to the portion of portfolio assets allocated to that sub-adviser for management by the adviser.

5.

With respect to all other debt securities in which the Fund may invest, state whether there is any minimum credit quality or maturity (the current disclosure appears to be limited to convertible debt securities).

RESPONSE:

Registrant has revised the disclosure to clarify that there is no minimum credit quality or maturity for investments in any debt securities.

6.

The principal investment objective references income, but it is not clear how the Fund intends to generate income.  Please explain how the Fund intends to generate income (e.g. based simply on income/dividend rate?  writing options to generate income?)

RESPONSE:

Based upon the long and short nature of the strategies to be executed by sub-advisers on behalf of the Fund, the Fund will hold a substantial portion of assets in long positions in fixed income securities and instruments, which will generate dividend and/or interest income as a component of the Fund’s total return.

7.

Discuss emerging markets and the extent to which the Fund may invest as part of its principal investment strategy.  Is there upward cap on foreign/emerging market investments?

RESPONSE:

The prospectus has been revised to address the Fund's potential to invest in emerging markets.  The Fund may invest in foreign securities, including those of issue is from emerging  markets and there is no limit on the amount the Fund may invest in foreign securities (including emerging markets).  Please see the prospectus attached.

8.

Please revise the disclosure in “Principal Investment Strategies” section to define “moderate correlation.”

RESPONSE:

Registrant has removed the reference to moderate correlation in its investment objective and has revised disclosure in the principal investment strategies to quantify the expected correlation :

“The Fund's adviser, Altegris Advisors, L.L.C., seeks to achieve total return with through a combination of current income and capital appreciation, and expects over time that returns will be slightly to moderately correlated to major alternative fixed income indices (such as, for example, the Barclays Capital U.S. Aggregate Bond Index).  As correlations (whether positive or negative) measure the strength and direction of a relationship between two variables, the Fund’s adviser expects “slight to moderate correlation” to an index, in this context, to be within a range of +0.00 to +0.70 under normal market circumstances.”

9.

Provide the major fixed income indices the Fund is likely to track.  If already known please specify the indices, or describe examples of major fixed income indices.

RESPONSE:

Registrant has revised the relevant disclosure.  Please see the response to Comment 8 above and the attached prospectus.

10.

In the third paragraph of principal investment strategy, you state the Fund is not considered a market neutral fund.  The staff understands long/short to be synonymous with market neutral.  Is this  sentence mistake? Please expand or explain.

RESPONSE:

Registrant does not agree that long/short is synonymous with market neutral.  However, Registrant has revised the disclosure, please see revised prospectus.

PRINCIPAL INVESTMENT RISKS:

11.

Credit Default Swap Risk.  With respect to the Fund's use of credit default swaps (“CDS”), please confirm the Fund will cover the full national value if it writes CDS.

RESPONSE:

Registrant confirms it will comply  with the necessary coverage for any CDS, as required by existing SEC precedent.

12.

Derivatives Risk.  Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

RESPONSE:

The Registrant believes the present derivatives-related strategy and risk disclosures are consistent with the principles outlined in the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller.

13.

In your response, please disclose whether the Registrant will rely on an existing exemptive order, or if it will file an application for exemptive relief in connection with the registration of Fund shares.

RESPONSE:

As stated in the prospectus, the Adviser is relying on an exemptive order from the SEC that permits the adviser, with Board approval, to enter into or amend sub-advisory agreements with sub-advisers without obtaining shareholder approval.  The Board recently approved an additional Sub-Adviser for this fund and Registrant will file an appropriate post-effective Amendment adding information regarding the new Sub-adviser.

14.

In the Summary Prospectus, “Principal Investment Risks” section, a bullet is missing next to the Impairment of Collateral Risk.  Please revise the list to include a bullet next to this risk.

RESPONSE:

Registrant has corrected this formatting error and has inserted a bullet point.

15.

In light of recent failure of credit rating agencies, please add a risk relating to the risks of relying on credit rating agencies, risk of relying on national ratings organizations, or any due diligence done with respect to reviewing credit ratings.

RESPONSE:

Registrant has added the risk disclosure as requested.  Please see revised prospectus attached.

16.

Discuss in your response whether the adviser expects to add sub-advisers during the first year?

RESPONSE:

Registrant intends to add at least one sub-adviser in the first year of operations.  Information regarding the sub-adviser will be added in a post-effective amendment.

17.

In the “Additional Information About Principal Investment Strategies and Related Risks” section the Registrant indicates that “[t]he Fund seeks to achieve long-term capital appreciation with moderate correlation to major equity market indices and to achieve this objective with less volatility than major equity market indices.”  Emphasis supplied.  Please revise the disclosure to explain how the Registrant defines “moderate correlation.”

RESPONSE:

Registrant has revised the relevant disclosure.  Please see attached prospectus.

ADVISER’S INVESTMENT PROCESS:

18.

Please revise the Additional Disclosure regarding Adviser’s Investment Process to clarify what is meant by “sub-strategy.”  Please make corresponding changes to the relevant disclosure in the Fund Summary.

RESPONSE:

The concept of various fixed income long short strategies employed by the sub-advisers (i.e., sub-strategies) is already addressed in the Fund Summary.  Registrant has added additional disclosure regarding the first two sub-strategies has been added to the summary.

19.

Please provide further detail regarding the Adviser’s Investment Process as it relates to the summary boxes.  Please clarify what is meant by “asset class.” If the enumerated types of investments listed under “Asset Allocation” in the section are meant to describe the asset classes, please state as much. Please also confirm the list under “Evaluating” describes the qualification standards for sub-advisers.

RESPONSE:

Registrant believes the disclosure regarding the Adviser’s Investment Process read as a whole is clear, and similar disclosure is included in prospectuses for other funds managed by the adviser.  The “Standards” listed under “Evaluating” are those used by the adviser to identify and select sub-advisers for the Fund (as listed under “Portfolio Construction.”)  The narrative surrounding summary boxes explains these items.

PRINCIPAL INVESTMENT STRATEGIES OF SUB-ADVISERS:

20.

Please revise the principal investment strategy of the sub-adviser using “plain English” to make the disclosure more understandable for average investors, e.g. “generate alpha” is an overly technical language term.

RESPONSE:

The principal investment strategies of the sub-adviser has been revised in response to your comment.  Please see redlined prospectus attached.

ITEM 9 Disclosure:

21.

Credit Default Swaps.  Please confirm the Fund will cover full notarial value of any CDS it writes, as requested in a similar comment to the Fund Summary.

RESPONSE:

Registrant confirms it will comply  with the necessary coverage for any CDS, as required  by existing SEC precedent.

Prior Performance of Rockview:

22.  Because prior performance of the sub-adviser is included, please confirm the no-action letter upon which the Registrant relies and that it has fulfilled any conditions for such reliance.

RESPONSE.

The Registrant is relying upon Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) and the sub-adviser has certified that it has complied with the conditions of the no-action letter.

23.

In your response, please confirm to the Staff that the hedge fund(s) for which performance shown in the section entitled “Prior Performance of Similarly Managed Sub-Adviser Funds” have leverage and strategies similar to that of the Fund.  Additionally, please confirm that the fees and expenses shown, when included in performance, are net of all expenses including sales load.

RESPONSE:

Registrant confirms that the Rockview funds’ prior performance is appropriate because the Rockview hedge funds utilize substantially similar leveraged investment strategies as will be applicable to the Fund, as stated in the prospectus.  As also disclosed in the prospectus, however, application of the 1940 Act and other requirements to the Fund, and different fees and expenses, would have resulted in different performance results.    Registrant confirms the performance information provided includes performance that is net of all fees applicable to the hedge funds, as stated in the prospectus and reflected in the net performance column.

24.

Please confirm that the hedge fund class presented in the prospectus is the class with the highest expenses.  If not, what basis for using this Class A as referenced in the prospectus?

RESPONSE:

Registrant confirms that the hedge fund information is presented using the highest expense ratio applicable to such hedge fund, and that such fees and expenses are reflected in the net performance column.

FREQUENT PURCHASES AND REDEMPTIONS:

25.

Please confirm that you believe the disclosure regarding market timing discussed in the Frequent Purchases and Redemptions of Fund Shares Section are described in sufficient specificity, as required under Item 11(e)(4)(iii) of Form N-1A.  Please revise this section if additional specificity is required.

RESPONSE:

Registrant believes it has satisfied the requirements of Item 11(e) of Form N-1A with the required specificity relating to the Trust’s market timing policies and procedures.  However, Registrant has revised the disclosure slightly as attached.

STATEMENT OF ADDITIONAL INFORMATION:

26.

Please confirm that there is no disclosure in the  SAI which is material to an investor's investment decision or which should be discussed in prospectus.

RESPONSE:

Registrant confirms the foregoing is true.

27.  Under the fundamental policies in the Statement of Additional Information, include a recitation whether privately issued mortgage backed and asset backed securities are deemed to be one industry.

RESPONSE:

Registrant has reviewed its disclosure regarding the treatment of mortgage-backed and asset-backed securities and confirmed that the policy as stated is correct.  Furthermore, the Registrant’s policy as stated is consistent with those relating to other series of the Trust which are managed by the adviser.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers